EXHIBIT 12



                                INGERSOLL-RAND COMPANY
                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (Dollar Amounts in Thousands)
                        For the Six Months Ended June 30, 1995




        Fixed charges:
          Interest expense  . . . . . . . . . . . . . . .     $ 28,741
          Amortization of debt discount and expense . . .          156
          Rentals (one-third of rentals)  . . . . . . . .       10,395
          Capitalized interest  . . . . . . . . . . . . .        1,250
        Total fixed charges . . . . . . . . . . . . . . .     $ 40,542

        Net earnings  . . . . . . . . . . . . . . . . . .     $112,912
        Add:  Minority income (loss) of majority-
                owned subsidiaries  . . . . . . . . . . .        5,809
              Taxes on income . . . . . . . . . . . . . .       66,313
              Fixed charges . . . . . . . . . . . . . . .       40,542
        Less: Capitalized interest  . . . . . . . . . . .        1,250
              Undistributed earnings (losses) from
                less than 50% owned affiliates  . . . . .       10,136
        Earnings available for fixed charges  . . . . . .     $214,190

        Ratio of earnings to fixed charges  . . . . . . .         5.28

        Undistributed earnings (losses) from less
          than 50% owned affiliates:
          Equity in earnings (losses) . . . . . . . . . .     $ 12,483
            Less:  Dividends paid . . . . . . . . . . . .        2,347
          Undistributed earnings (losses) from
            less-than 50% owned affiliates  . . . . . . .     $ 10,136